November 17, 2009	William I. Intner Partner 410.659.2778 wiintner@hhlaw.com

BY EDGAR AND FEDERAL EXPRESS

Mr. Max A. Webb, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re:	Wabash National Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed October 13, 2009
File No.: 333-161694

Dear Mr. Webb:

On behalf of Wabash National Corporation (“Wabash National” or the “Company”), this letter is in response to your letter dated October 21, 2009 (the “Comment Letter”) to Mr. Richard J. Giromini, President and Chief Executive Officer of Wabash National, regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1.

The Company’s responses with respect to each comment contained in your Comment Letter are set forth below.  For ease of reference, each of the staff’s comments is set forth in italic type immediately before the corresponding response.  Where indicated below, the Company has included changes to the disclosure in Amendment No. 2 to the Registration Statement, which the Company is filing contemporaneously with this response letter.

Prospectus Summary, page 1

1.	Please confirm that the report you cite is generally available for free or a low fee and that it was not prepared exclusively for you.

The ACT Research Company, LLC (“ACT Research”) report cited in the Prospectus Summary was not prepared exclusively for Wabash National and is available from ACT Research for a low fee.

Max A. Webb, Division of Corporation Finance
November 17, 2009

An annual subscription from ACT Research with monthly reporting for the type of report referenced in the prospectus can be obtained for approximately $1,600 per year.

ACT Research represents that it is the leader in data, market analysis and forecasting for the commercial vehicle industry.  Its reports are used extensively by other companies in the marketplace, professional investors and government agencies.  The Company believes that the data from the report it referenced in the Prospectus Summary is widely known throughout the industry and among professional investors.

Risk Factors, page 3

2.
We note your response to prior comment 8.  Rule 416, however, does not allow the upward adjustment of shares for shareholders to maintain their percentage upon the exercise of outstanding options.  Please, accordingly, revise the language here and throughout where applicable to clarify that the addition of any shares in excess of the 24,762,636 due to upward adjustment cannot be sold using this prospectus.  Alternatively, you may register additional shares to cover the anti-dilution rights.  Please note that the first sentence of 416 speaks of “stock splits, stock dividends or similar transactions.” The adjustment here is not similar to a stock split or dividend because it only affects Trailer and not all stockholders equally.

The Company has revised the applicable language in the prospectus to clarify that the addition of any shares in excess of the 24,762,636 due to upward adjustment cannot be sold using this prospectus.

Selling Stockholder, page 6

3.
We note your response to prior comment 1, in which you make the points that the control person of Trailer actively participates in the management of its investment companies.  This fact appears to distinguish it from the examples in your analysis.  We reissue prior comment no. 1.

The Company acknowledges that Trailer Investments, LLC (“Trailer”) and its control person may be deemed affiliates of the Company by virtue of Trailer’s ownership percentage in the Company and its designation of members of the Company’s board of directors.  The Company notes, however, that the staff has recognized on several occasions that affiliates of an issuer are not necessarily conduits for the issuer in a registered offering.  In the staff’s Disclosure Interpretations published on January 26, 2009, the staff responded to Question 212.15 regarding whether affiliates of the issuer may rely on Rule 415(a)(1)(i) to register secondary offerings: The response states, in relevant part, that:

“Aside from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries.”

Max A. Webb, Division of Corporation Finance
November 17, 2009

Similarly, Interpretation D.44 of the staff’s Telephone Interpretation Manual describes a situation in which the holder of a significant majority of the outstanding stock of an issuer is able to effect a valid secondary offering. The interpretation states, in relevant part, that:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at−the−market’ equity offering.  Rule 415(a)(4), which places certain limitations on ‘at−the−market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

In addition, Telephone Interpretation H.20, relating to the use of Form S−3 to register a secondary offering, provides:

“A number of persons have asked whether Form S−3 is available for secondary offerings to be made by affiliates of the issuer. The concern was that because the seller was an affiliate, the Division staff might consider the secondary offering a sale on behalf of the issuer and, in reality, a primary offering requiring the affiliate−registrant to meet the more stringent Form S−3 standards applicable to primary offerings by issuers. The Division staff had indicated, however, that secondary sales by affiliates may be made under General Instruction I.B.3. to Form S−3 relating to secondary offerings, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer. However, if the percentage is too high, it must be examined on a case−by−case basis.”

These interpretive positions make clear that an affiliate of an issuer can effect a valid secondary offering of the issuer’s shares, even where the affiliate’s ownership percentage is well in excess of the 44.21% that Trailer would own upon exercise of its warrant, “unless the facts clearly indicate that [Trailer] is acting as an underwriter on behalf of” the Company.

The staff’s Compliance and Disclosure Interpretation 612.09 provides the following factors that should be considered when evaluating whether a selling security holder is actually acting as an underwriter selling on behalf of an issuer: “how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

The Company set forth a detailed analysis of the foregoing factors in its letter to the staff, dated October 13, 2009 (the “First Response Letter”), including, among other things, the fact that:

•
the length of time that Trailer will have held the shares prior to registration is longer than in traditional “PIPE” transactions and is sufficient to be a valid secondary offering, according to Interpretation 3S of the staff’s March 1999 Supplement to the Disclosure Interpretations;

Max A. Webb, Division of Corporation Finance
November 17, 2009

•	Trailer specifically represented that it was purchasing the relevant securities for its own account and not with a view toward distribution;

•	Trailer and the Company engaged in lengthy negotiations regarding the nature of their relationship going forward;

•	many of Trailer’s rights with respect to its investment in the Company are dependent upon it continuing to hold the common stock underlying its warrant;

•	the amount of shares involved in the proposed registration is well within the staff’s prior guidelines for valid secondary offerings, including those set forth in Telephone Interpretation H.20; and

•	Trailer is not in the business of underwriting securities and, to the Company’s knowledge, has taken no actions nor entered into any agreements to distribute the Company’s securities.

In addition, to return to the statutory definition of “underwriter,” Section 2(a)(11) of the Securities Act defines “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.”  Thus, a distribution of a security or the undertaking thereof must be present for any person to be considered an “underwriter.”

The Commission’s Rule 100(b) of Regulation M defines a “distribution” as: “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.”  Accordingly, under the Commission’s rules, special selling efforts and selling methods must be employed before the offering will constitute a distribution. No special selling efforts or selling methods have or would take place if all of the shares issuable in upon exercise of Trailer’s warrant were registered. Trailer has not conducted any road shows nor taken any other actions to condition or “prime” the market for the resale of its shares.  Indeed, to do so would expressly violate the detailed representations made by Trailer in the purchase agreement between Trailer and the Company. Those representations and warranties provide, among other things, that Trailer was acquiring the securities for its own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the Securities Act, and that Trailer had no intention of selling, granting any participation in, or otherwise distributing the securities in violation of the Securities Act.

For the numerous reasons set forth in the First Response Letter and above, the Company believes: (1) the facts do not “clearly indicate that [Trailer] is acting as an underwriter on behalf of the Company,” but (2) do clearly indicate that Trailer is not acting as an underwriter on behalf of the Company.  The Company therefore believes that the proposed registration constitutes a valid secondary offering by Trailer.

Max A. Webb, Division of Corporation Finance
November 17, 2009

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At such time as the Company requests acceleration of the Registration Statement, it will furnish a letter with the acknowledgments requested by the staff.

Please direct any questions, comments and advice of the Commission staff to me at 410.659.2778 or Michael J. Silver at 410.659.2741.

Respectively submitted,

/s/ William I. Intner
William I. Intner

cc:	Richard J. Giromini